UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3, if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

June 30, 2008 and December 31, 2007

(Unaudited – Prepared by Management)

ASSETS	June 30,	December 31,
	2008	2007

Current
Cash	$ 4,790	$ 4,667
Other receivables	7,900	10,809

	12,690	15,476
Resource properties – Note 2	21,675	20,509

	$ 34,365	$ 35,985

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 4	$ 51,909	$ 73,664
Advances payable – Note 5	75,808	-
Loan payable – Note 6	63,531	62,086

	191,248	135,750

STOCKHOLDERS’ DEFICIENCY

Share capital – Note 3	8,827,569	8,827,569
Contributed surplus	247,929	237,255
Deficit	(9,232,381)	(9,164,589)

	(156,883)	(99,765)

	$ 34,365	$ 35,985

Commitments – Note 3

APPROVED BY THE DIRECTORS:

“John Toljanich”	Director	“Brent Petterson"	Director
John Toljanich		Brent Petterson

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the three and six months ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

Three months ended		Six months ended
June 30,		June 30,
	2008	2007	2008	2007

General and administrative expenses
Accounting and audit fees – Note 4	$ -	$ -	$ 17,000	$ 500
Interest and bank charges	148	408	289	957
Investor relations	-	5,761	-	27,560
Legal fees	10,125	14,207	18,307	16,096
Management fees – Note 4	6,000	19,889	10,000	41,106
Rent, office and administration	1,305	15,822	1,305	56,008
Stock-based compensation – Note 4	2,679	8,008	10,674	56,826
Travel	-	7,539	-	7,539
Transfer agent and filing fees	5,196	2,308	7,044	3,335

Loss before other items	(25,453)	(73,942)	(64,619)	(209,927)

Other items
Write-off resource property – Note 2	-	1,639	-	(206,682)
Gain on dissolution of subsidiary	125	-	125	-
Interest income	-	712	-	712
Foreign exchange	1,348	6,786	(3,298)	10,431

Net loss for the period	(23,980)	(64,805)	(67,792)	(405,466)

Deficit, beginning of the period	(9,208,401)	(8,902,333)	(9,164,589)	(8,561,672)

Deficit, end of the period	$ (9,232,381)	$ (8,967,138)	$ (9,232,381)	$ (8,967,138)

Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

Weighted average number of shares outstanding	37,766,256	36,041,256	37,766,256	35,750,492

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and six months ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

Three months ended		Six months ended
June 30,		June 30,
	2008	2007	2008	2007

General and administrative expenses
Accounting and audit fees – Note 4	$ -	$ -	$ 17,000	$ 500
Interest and bank charges	148	408	289	957
Investor relations	-	5,761	-	27,560
Legal fees	10,125	14,207	18,307	16,096
Management fees – Note 4	6,000	19,889	10,000	41,106
Rent, office and administration	1,305	15,822	1,305	56,008
Stock-based compensation – Note 4	2,679	8,008	10,674	56,826
Travel	-	7,539	-	7,539
Transfer agent and filing fees	5,196	2,308	7,044	3,335

Loss before other items	(25,453)	(73,942)	(64,619)	(209,927)

Other items
Write-off resource property – Note 2	-	1,639	-	(206,682)
Gain on dissolution of subsidiary	125	-	125	-
Interest income	-	712	-	712
Foreign exchange	1,348	6,786	(3,298)	10,431

Net loss for the period	(23,980)	(64,805)	(67,792)	(405,466)

Deficit, beginning of the period	(9,208,401)	(8,902,333)	(9,164,589)	(8,561,672)

Deficit, end of the period	$ (9,232,381)	$ (8,967,138)	$ (9,232,381)	$ (8,967,138)

Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

Weighted average number of shares outstanding	37,766,256	36,041,256	37,766,256	35,750,492

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF STOCKHOLDER’S DEFICIENCY

for the year ended December 31, 2007

and the six months ended June 30, 2008

(Unaudited – Prepared by Management)

	Number of
	Issued
	Common		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2006	35,227,116	$ 8,509,552	$ 223,323	$ (8,561,672)	$ 171,203

Shares issued for cash on private placements	1,814,140	147,790	-	-	147,790
Shares issued for cash on exercise of options	725,000	170,227	(133,062)	-	37,165
Stock-based compensation	-	-	146,994	-	146,994
Net loss for the year	-	-	-	(602,917)	(602,917)

Balance, December 31, 2007	37,766,256	8,827,569	237,255	(9,164,589)	(99,765)

Stock-based compensation	-	-	10,674	-	10,674
Net loss for the period	-	-	-	(67,792)	(67,792)

Balance, June 30, 2008	37,766,256	$ 8,827,569	$ 247,929	$ (9,232,381)	$ (156,883)

During the year ended December 31, 2007, the Company issued 1,000,000 units at US$0.05 per unit for total proceeds of $51,860 pursuant to private placement agreements. Each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at US$0.05 per share.

During the year ended December 31, 2007, the Company issued 814,140 units at US$0.10 per unit for total proceeds of $95,930 pursuant to private placement agreements. Each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at US$0.20 per share.

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited – Prepared by Management)

Note 1	Interim Reporting

While the information presented in the accompanying interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the Company’s audited December 31, 2007 annual consolidated financial statements. These interim financial statements follow the same accounting policies and methods of their application as the Company’s audited December 31, 2007 annual financial statements.

Note 2	Resource Properties

Lennie Property, Ontario, Canada

Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty. At June 30, 2008 and December 31, 2007, the Lennie Property is the Company’s only resource property.

Huicicila Property, Nayarit State, Mexico

On May 15, 2006, the Company acquired the right to earn a 100% interest in the Huicicila Property which covered 994 hectares in Nayarit State, Mexico by completing the following:

Year 1 – Initial payment of US $20,000 (paid) and a second payment of US $40,000 six months subsequent to the initial payment. Additionally, the Company was required to complete fieldwork commitments of US $100,000 (paid) on direct exploration of the property in that year.

Year 2 – Payment of US $120,000 on the anniversary date of the option period and field work commitment of US $200,000 is required to be completed.

The optionor of the Huicicila Property was a director of the Company.

During the six months ended June 30, 2007, the Company abandoned its option on the Huicicila Property. As a result, resource property costs totalling $206,682 were written off.

Pan American Gold Corporation

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by Management) – Page 2

Note 3	Share Capital

Authorized:

Unlimited number of common shares without par value

Unlimited number of non-voting convertible redeemable non-cumulative 6% preferred shares without par value

Commitments:

Share Purchase Warrants:

A summary of share purchase warrant activity during the year ended December 31, 2007 is presented below:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding, December 31, 2006	1,000,000	$0.80
Issued	1,814,140	$0.12
Expired	(1,000,000)	$0.80

Outstanding, December 31, 2007	1,814,140	$0.12

There was no share purchase warrant activity during the six months ended June 30, 2008.

At June 30, 2008, there were 1,814,140 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date

814,140	US$0.20	March 5, 2009
1,000,000	US$0.05	August 24, 2009

1,814,140

Pan American Gold Corporation

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by Management) – Page 3

Note 3	Share Capital – (cont’d)

Commitments: - (cont’d)

Stock-based Compensation Plan

On August 16, 2006, the Company adopted a stock option plan under which the total outstanding stock options are limited to 3,000,000 of the outstanding common shares of the Company at any one time. The exercise price for each option must be equal to or greater than the market value of the Company's common shares on the date of grant. The term of an option may not exceed ten years from the grant date.

On March 5, 2007, the Company re-priced 1,200,000 options from US$0.35 to US$0.20 expiring on October 18, 2011.

On August 24, 2007, the Company re-priced 800,000 options from US$0.20 to US$0.05 expiring on October 18, 2011.

On September 5, 2007, the Company granted 1,200,000 stock options exercisable at US$0.05 vesting at various dates through June 5, 2008 and expiring September 5, 2012.

A summary of stock option plan activity for the year ended December 31, 2007 and for the six months ended June 30, 2008 is presented below:

	Six months ended		Year ended
	June 30,		December 31,
	2008		2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of period	1,275,000	US$0.05	1,200,000	US$0.35
Granted	-	-	3,200,000	US$0.11
Exercised	-	-	(725,000)	US$0.05
Cancelled	(1,275,000)	US$0.05	(2,400,000)	US$0.25

Outstanding, end of the period	-	-	1,275,000	US$0.05

Exercisable, end of the period	-	-	675,000	US$0.05

Pan American Gold Corporation

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by Management) – Page 4

Note 3        Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan

The weighted average fair value of the stock options granted during the year ended December 31, 2007 of $0.04 was determined using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	123%
Risk-free interest rate	4.03%
Expected life of options	5 years

Note 4	Related Party Transactions

The Company incurred the following charges by directors and officers of the Company or by companies with directors in common with the Company during the six months ended June 30, 2008 and 2007:

	2008	2007

Accounting fees	$ 5,000	$ 500
Management fees	10,000	41,106
Stock based compensation	10,674	56,826

	$ 25,674	$ 98,432

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable and accrued liabilities includes $Nil (December 31, 2007: $24,778) due to directors and officers of the Company and to companies with directors in common with the Company. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5	Advances Payable

Advances payable are unsecured, non-interest bearing and have no specific terms of repayment.

Note 6	Loan Payable

The loan payable is unsecured, non-interest bearing and has no specific terms of repayment.

PAN AMERICAN GOLD CORPORATION

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

June 30, 2008

The following management discussion and analysis (“MD&A”) of the financial position and results of operations of Pan American Gold Corporation (the “Company”) for the six months ended June 30, 2008 includes information up to and including August 21, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2008 and the audited annual consolidated financial statements for the year ended December 31, 2007. Our financial statements were prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of the Company and its wholly-owned Mexican subsidiary, Compania Minera P.A.M. de C.V. On April 18, 2008, the Company’s inactive US subsidiary, Pan American Gold Corporation (Nevada) was dissolved. All amounts included in financial statements and MD&A are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

Financial Reporting Controls and Procedures

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. Management has evaluated the Company’s disclosure controls and procedures and has concluded that they were effective at June 30, 2008. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The audit committee meets with management to review the financial statements and the MD&A, and to discuss other financial, operating and internal control matters.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute “forward-looking statements”. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in this MD&A.

The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Nature and History of Business

Our company was incorporated under the laws of the Province of Ontario on April 24, 1967. We are a reporting issuer under the securities laws of the Province of Ontario. We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. Our common shares trade on the OTC Bulletin Board under the trading symbol “PNAMF”. We are in the business of acquiring, exploring and developing (when appropriate) resource properties.

In 2006 and 2007, the Company’s focus was the Huicicila property located in Nayarit State, Mexico. This property was abandoned during the year ended December 31, 2007.

The Company currently owns the Lennie property, a gold exploration project located in the Red Lake Mining District of Ontario, Canada. The property consists of ten patented claims that are for mineral rights only.

We do not have defined mineral resources or reserves on any of our resource properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices.

Overall Performance

Huicicila Property, Nayarit State, Mexico

In May 2006, we commenced evaluation of the Huicicila property in Nayarit State, Mexico. After completing a due diligence review, a letter agreement was signed to acquire a 100% interest in the Huicicila property, subject to a 3% NSR, by completing the following:

Year 1:

Payment of US$20,000 (paid) at the beginning of the option period and a second payment of US$40,000 six months later. Pan American was to complete fieldwork commitments of US$100,000 (paid) on direct exploration of the property. The due date for the second payment was extended until May 12, 2007.

Year 2:	Payment of US$120,000 on the anniversary date of the option period and fieldwork commitments of US$200,000 to be completed.
Year 3:	Payment of US$170,000 on the anniversary date of the option period and fieldwork commitments of US$300,000 to be completed.
Year 4:	Payment of US$750,000 of which, at the discretion of the Company, up to 50% can be payable in shares of the Company.

In October 2006, we executed a definitive option agreement for the Huicicila property through the Company’s wholly owned Mexican subsidiary Compania Minera P.A.M., S.A. de C.V.

In fiscal 2007, the Company decided to dispose of its interest in Huicicila property based on difficulty in securing financing. This property would have required a significant level of expenditure in the summer of 2007 in order to maintain the Company’s interest and consequently the disposition decision was made.

General Activities

We have maintained our 100% interest in the Lennie property located Red Lake Mining District of Ontario, Canada and have had discussions with other resource companies over the past year with respect to optioning an interest in the property for an exploration commitment.

We have and continue to review other opportunities in the resource sector with a view to attracting additional financing and increasing shareholder value.

Private Placements

During the year ended December 31, 2007, the Company completed a private placement whereby it issued 1,000,000 units for net proceeds of $51,860. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.05 until August 24, 2009.

During the year ended December 31, 2007, the Company completed a private placement whereby it issued 814,140 units for net proceeds of $95,930. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.20 until March 5, 2009.

Investor Relations

The Company terminated its investor relations agreement with 314 Finance Corp. on April 1, 2007. The contract called for payments of US$5,000 per month. The Company did not replace 314 Finance Corp. subsequent to the termination of the contract and currently has no investor relations commitments.

Selected Annual Information

	2007	2006	2005
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	(602,917)	(290,284)	(428,078)
Per share	$ (0.02)	$ (0.01)	$ (0.01)
Income (loss) after discontinued operations and extraordinary items
Total	(602,917)	(290,284)	(428,078)
Per share	$ (0.02)	$ (0.01)	$ (0.01)
Total Assets	35,985	307,117	3,250,702
Long Term Liabilities	Nil	Nil	3,134,515
Dividends	Nil	Nil	Nil

Results of Operations

General and administrative expenses for the six months ended June 30, 2008 decreased to $64,619 from $209,927 in the prior period. The Company’s decreased activity in exploration and in general operations caused expenses to decrease in virtually all categories.

Cash used in operations during the six months ended June 30, 2008 was $74,519 compared to $172,032 used in operations in the prior period notably due to decreases in operating expenses as described above.

The following is a summary of our financial results for the eight most recently completed quarters:

	Q2	Q1	Q4	Q2	Q1	Q4	Q3	Q2
	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,
	2008	2008	2007	2007	2007	2007	2006	2006
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Net loss	$23,980	$43,812	$74,748	$ 122,603	$64,805	$340,661	$263,446	$89,351
Per share	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.00)
Per share, fully diluted	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.00)

Liquidity and Capital Resources

Our financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has financed its operations to date through the issuance of equity and debt. As at June 30, 2008, we had a working capital deficiency of $178,558.

During the six months ended June 30, 2008, we received advances for working capital of $US74,976 which are included in current liabilities as advances payable at June 30, 2008. Subsequent to June 30, 2008, we received additional advances for working capital of $US60,000. These advances are unsecured, non-interest bearing and have no specific terms of repayment.

Our cash reserves are not sufficient to meet our near term administrative overhead obligations and funds will be required to maintain the Lennie property and to investigate new projects. Additional advances or equity financings will be required. There is no assurance that the Company will be able to obtain additional financing.

The Company’s annual and special meeting is scheduled for September 9, 2008, at which time, among other things, the Company has asked its shareholders to consider and, if thought fit, to approve a resolution authorizing the consolidation of its issued and outstanding common shares on the basis of one common share for every thirty existing common shares. In addition, the Company has asked its shareholders to consider and, if thought fit, to approve a resolution authorizing the private placement of 10,000,000 post-consolidation common shares at an issue price of US$0.05 per share.

Off Balance Sheet Arrangements

None.

Transactions with Related Parties

The Company incurred the following charges by directors and officers of the Company or by companies with directors in common with the Company during the six months ended June 30, 2008 and 2007:

	2008	2007

Accounting fees	$ 5,000	$ 500
Management fees	10,000	41,106
Stock based compensation	10,674	56,826

	$ 25,674	$ 98,432

Accounts payable and accrued liabilities includes $Nil (December 31, 2007: $24,778) due to directors and officers of the Company and to companies with directors in common with the Company.

Proposed Transactions

None.

Critical Accounting Estimates

We have adopted amortization policies, which, in the opinion of management, are reflective of the estimated useful lives less abandonment costs, if any, of our assets. We have not currently recorded any amounts in respect of these policies.

In addition, we are capitalizing costs related to the development and furtherance of resource properties. The recovery of those costs will be dependent on our ability to discover and develop economic reserves. Management believes that costs capitalized in respect of these projects are not impaired and no adjustments to carrying values are required at this time.

We use the Black Scholes option valuation model in calculating stock based compensation expense. The model requires that estimates be made of option life and stock price volatility and the ensuing results could vary significantly if changes are made in these assumptions.

Changes in Accounting Policies

There were no changes in the Company’s accounting policies during the six months ended June 30, 2008. The Company’s significant accounting policies are outlined in its annual December 31, 2007 audited consolidated financial statements.

Financial Instruments

Our financial instruments consist of cash, accounts payable and accrued liabilities, advances payable and loan payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments and that their fair values approximate their carrying values.

Management Changes

On February 15, 2008, Denny Roman resigned from the board of directors. Mr. Roman was replaced by Brent Petterson. Mr. Petterson is a Certified General Accountant with fifteen years experience in financial reporting matters associated with public companies. He is currently on the board of directors of Garibaldi Resources Corp. and is the CFO of Pacific Coast Nickel Corp.

On March 13, 2008, Giovanni Lopez resigned from the board of directors. Mr. Lopez was replaced by John Toljanich. Mr. Toljanich is a retired businessman with extensive experience as a director of public resource and energy companies.

On May 9, 2008, Steve Bajic resigned from the board of directors and from his position President and CEO of the Company. In addition, Martin Bajic resigned his position as CFO of the Company. Steve Bajic was replaced on the board of directors by Roy Brown. Mr. Brown is currently working as a consultant to Zena Capital Corp., a public company involved in barite mining in British Columbia, Canada. Mr. Brown is also the President of Roymor Market Services Inc., a private company in the business of assisting public companies in identifying sources of capital. John Toljanich replaced Steve Bajic as President and CEO of the Company. Brent Petterson replaced Martin Bajic as CFO of the Company.

As a result of the above resignations, all outstanding stock options to prior management were cancelled. No new options have been granted.

Outstanding Share Data

As at June 30, 2008, there were 37,766,256 common shares issued and outstanding.

Share Purchase Warrants

At June 30, 2008, there were 1,814,140 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date

814,140	US$0.20	March 5, 2009
1,000,000	US$0.05	August 24, 2009

1,814,140

Stock-based Compensation Plan

At June 30, 2008, there were no stock options outstanding.

Risks and Uncertainties

General Risk Associated with the Mining Industry

The Company is engaged in the exploration for and development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases eliminate. The commercial viability of any mineral deposit depends on many factors not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations, have an impact on the economic viability of a mineral deposit. Management attempts to mitigate its exploration risk by maintaining a diversified portfolio and a strategy of possible joint ventures with other companies which balances risk while at the same time allowing properties to be advanced.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals are intense. The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, JOHN TOLJANICH, Chief Executive Officer of Pan American Gold Corporation, certify the following:

1.	I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Pan American Gold Corporation (the issuer) for the interim period ending June 30, 2008.
2.

Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:	August 21, 2008

“JOHN TOLJANICH”

JOHN TOLJANICH

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)            controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)           a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, BRENT PETTERSON, Chief Financial Officer of Pan American Gold Corporation, certify the following:

1.	I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Pan American Gold Corporation (the issuer) for the interim period ending June 30, 2008.
2.

Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:	August 21, 2008

“BRENT PETTERSON”

BRENT PETTERSON

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)            controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)           a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Brent Petterson

Brent Petterson,

Chief Financial Officer and Director

Date: August 21, 2008

CW2073678.1